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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                December 5, 2003
                                                         Disclosure upon Inquiry

                              HANARO TELECOM, INC.

     POSSIBLE ACQUISITION OF DREAMLINE'S BROADBAND INTERNET ACCESS BUSINESS

Although Hanaro Telecom, Inc. (the "Company") has been studying the feasibility of a possible acquisition of Dreamline's broadband Internet access business, there has been no material development since the Company's last local filing on November 7, 2003. The Company will make a timely filing on any future developments going forward.

* Date of relevant local filing : June 9, 2003, July 9, 2003, August 8, 2003, September 8, 2003, September 26, 2003, October 8, 2003, November 7, 2003